U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                 Commision File Number 0-16007

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

For Period Ended:           July 28, 1997
                 ---------------------------------------------------------------

[ ]  Transition  Report  on Form  10-K     [ ]  Transition Report on Form 10-Q
[ ]  Transition  Report  on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        Part I - Registrant Information
________________________________________________________________________________

Full Name of Registrant:     The Village Green Bookstore, Inc.
                        --------------------------------------------------------

Former Name if Applicable: N/A
                           -----------------------------------------------------

1357 Monroe Avenue
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Address of Principal Executive Office (Street and Number)

Rochester, New York 14618
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City, State and Zip Code



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________________________________________________________________________________

                       Part II - Rules 12b-25(b) and (c)
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ]   (c)  The  accountant's  statement  or   other  exhibit  required  by  Rule
      12b-25(c) has been attached if applicable.

________________________________________________________________________________

                              Part III - Narrative
________________________________________________________________________________

State below in reasonable detail the reasons why the Form 1O-KSB, 20-F, 11-K, 10-Q, N- SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]



      See Exhibit I


















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________________________________________________________________________________

                          Part IV - Other Information
________________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification:

      Raymond C. Sparks                      716          442-1151
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      (Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [X] Yes               [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [ ] Yes               [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                       The Village Green Bookstore, Inc.
               --------------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          THE VILLAGE GREEN BOOKSTORE,
                                          INC.

Date:  September 16, 1997                        By: /s/ Raymond C. Sparks
     --------------------                    -----------------------------------
                                             Raymond C. Sparks, Chief Executive
                                             Officer and Chief Financial Officer








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                                    Exhibit I

    The Registrant recently initiated an inventory reduction sale at two of its locations. The Registrant's underperforming Buffalo and Perinton stores are expected to close after the sale is completed. Upon the closing of the Buffalo and Perinton stores, the Registrant's stores located in Monroe Avenue in Rochester, N.Y. and in Doylestown, P.A. will remain open.

    Mr. Raymond C. Sparks, one of the Registrant's four directors, is the only executive officer of the Registrant, and accordingly, management's ability to respond to multiple significant corporate events such as the inventory reduction sale, preparation for the closing of two of the Registrant's stores and the filing of a Quarterly Report on Form 10-QSB is limited. As such, the Registrant could not file its Annual Report on Form 10-QSB on a timely basis without unreasonable effort or expense.






















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